Mail Stop 4561

April 10, 2008

Steven Y. Moskowitz
Chief Executive Officer, President, Director
and Principal Accounting Officer
Vanity Events Holding, Inc.
44 West 33rd Street, Suite 600
New York, NY 10001

> **Re:** **Vanity Events Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed on March 31, 2008**
> **File No. 000-52524**

Dear Mr. Moskowitz:

We have reviewed the above-referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 11

1.   We note your statement that "any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its

judgment in evaluating the cost-benefit relationship of possible controls and procedures." Please revise to state clearly, if true, that your disclosure controls and procedures are <u>designed to</u> provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

2.   We note your disclosures indicating that there has been no change in the Company's internal controls over financial reporting that occurred during "the period covered by this Annual Report on Form 10-K" that has materially affected, or is reasonably likely to materially affect, your internal controls over financial reporting. Pursuant to Item 308(T)(b) of Regulations S-K you should disclose any change in the Company's internal control over financial reporting that occurred "during the registrant's last fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report)." Please tell us how you intend to comply with this guidance.

<u>Exhibit 32.1</u>

3.   The exhibit that was filed refers to the Form 10-K for the fiscal year ended December 31, 200<u>7</u>. Please re-file the Form 10-K in its entirety with an exhibit that refers to the Form 10-K for the fiscal year ended December 31, 200<u>8</u>.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc: Via Facsimile (212) 930-9725
Jonathan R. Shechter, Esq.
Sichenzia Ross Friedman Ference LLP
Telephone: (212) 930-9700